                            BAL/RIVGAM WIRELESS, INC.
                                941 DANBURY ROAD
                            WILTON, CONNECTICUT 06897
                                 (203) 544-8855

                                September 6, 2001

VIA EDGAR & FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn. Barry Summer

            Re:         Bal/Rivgam Wireless, Inc. - Registration Statement
                        on Form SB-2 (File No. 333-40132)

Ladies and Gentlemen:

            Bal/Rivgam  Wireless,  Inc.  (the  "Company")  hereby  withdraws the
above-mentioned   registration   statement  on  Form  SB-2  (the   "Registration
Statement"), pursuant to Rule 477 of the Securities Act of 1933, as amended (the
"Act").  The Company is withdrawing the  Registration  Statement  because it has determined  not to  proceed  with the  transactions  contemplated  thereby.  The
Company  confirms that no  securities  have been or will be issued or sold under the Registration Statement.

            The  Company  requests  that all  fees  paid to the  Securities  and
Exchange  Commission  (the  "Commission")  in connection  with the filing of the
Registration  Statement be credited to the Company's account with the Commission for future use by the Company or  pursuant  to Rule 457 of the Act.  The Company also requests that the  Commission (1) issue an order granting the withdrawal of the  Registration  Statement  and (2) send the  Company a copy of such order via facsimile to (203) 544-9922.

            If you have any questions or comments or require further information or  documentation,  please  do not  hesitate  to call the  undersigned  at (203)
544-8855 or David J. Adler of Olshan  Grundman  Frome  Rosenzweig & Wolosky LLP,
outside counsel to the Company, at (212) 753-7200.

                                   Sincerely,

                                   /s/ James Balitsos

                                   James Balitsos
                                   Chairman and Chief Executive Officer

cc:    David T. Mittelman, Division of Corporation Finance
       Paul Konowitch
       David J. Adler